EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months						One Month
	Ended	Year Ended					Ended
	September	December		Year Ended November			December
$ in millions	2011	2010	2009	2008	2007	2006	2008

Net earnings/(loss)	$3,429	$8,354	$13,385	$2,322	$11,599	$9,537	$(780)
Add:
Provision/(benefit) for taxes	1,493	4,538	6,444	14	6,005	5,023	(478)
Portion of rents representative of an interest factor	120	169	145	146	137	135	13
Interest expense on all indebtedness	6,015	6,806	6,500	31,357	41,981	31,688	1,002

Pre-tax earnings/(loss), as adjusted	$11,057	$19,867	$26,474	$33,839	$59,722	$46,383	$(243)

Fixed charges [1]:
Portion of rents representative of an interest factor	$120	$169	$145	$146	$137	$135	$13
Interest expense on all indebtedness	6,019	6,810	6,570	31,444	42,051	31,755	1,008

Total fixed charges	$6,139	$6,979	$6,715	$31,590	$42,188	$31,890	$1,021

Preferred stock dividend requirements	2,722	989	1,767	283	291	212	400

Total combined fixed charges and preferred stock dividends	$8,861	$7,968	$8,482	$31,873	$42,479	$32,102	$1,421

Ratio of earnings to fixed charges	1.80x	2.85x	3.94x	1.07x	1.42x	1.45x	N/A [2]

Ratio of earnings to combined fixed charges and preferred stock dividends	1.25x	2.49x	3.12x	1.06x	1.41x	1.44x	N/A [2]

1.	Fixed charges include capitalized interest of $4 million, $4 million, $70 million, $87 million, $70 million, $67 million and $6 million for the nine months ended September 2011, years ended December 2010, December 2009, November 2008, November 2007, November 2006 and one month ended December 2008, respectively.

2.	Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.